SURFNET MEDIA GROUP, INC. ANNOUNCES 7TH CONSECUTIVE QUARTER OF REVENUE GROWTH

PHOENIX, Oct. 21 /PRNewswire-FirstCall/ -- SurfNet Media Group, Inc. (OTC Bulletin Board: SFNM.OB - News) today announced results for the six month period and quarter ended August 31, 2004, reflecting seven consecutive quarters of revenue growth. Revenues for the six month period increased 94% to $590,000 compared to $304,000 for the 2003 period.

Revenues for the quarter (including deferred revenue from development fees received for work performed and delivered) increased 57% to $330,000 compared to $209,000 for the 2003 period. SurfNet generates revenues from production and broadcast of talk radio programs on its Internet radio channels, and from technology development and license fees. This release is qualified in its entirety by reference to the SurfNet's Form 10-QSB for the fiscal quarter ended August 31, 2004 filed on October 18, 2004.

SurfNet Media Group is an Internet digital entertainment media company producing and broadcasting live and on-demand talk radio content streamed globally over the Internet 24/7. Founded in 1999, SurfNet produces and broadcasts over 100 programs weekly from on its channels, VoiceAmerica(TM) Radio (www.voiceamerica.com), BusinessAmerica(TM) Radio and (www.businessamericaradio.com). SurfNet's newest channel, VoiceAmerica Health & Wellness (www.health.voiceaemrica.com), premieres in November 2004. SurfNet's programming enables sponsors to deliver cost-effective advertising content to targeted audiences. SurfNet's mission is to create and expand Internet communities by utilizing Internet broadcast media as a vehicle for communication and commerce.

SurfNet has developed its patented Metaphor(TM) Media Display, a proprietary HTML media container that can deliver SurfNet's programming directly to websites, desktops and portable devices. Metaphor adds to websites and desktops in seconds without downloading, easily streams rich media content, and instantly modifies from a single control point. SurfNet has applied the Metaphor technology to create a "picture within a picture" container that launches to a corner of the viewer's screen from a resident icon. Once launched, the Metaphor Media Display broadcasts live, prerecorded or archived content utilizing Windows Media, Real or another player.

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. SurfNet Media has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.